Exhibit 14.1

SciClone Pharmaceuticals, Inc.

Corporate Code of Business Conduct and Ethics

(including “Whistle blowing” in the case of Violations of Company Policies)

A.	Policy Statement

SciClone is committed to providing a work environment reflecting good corporate citizenship and appropriate business behavior. This Code of Conduct applies to all officers, full and part time employees, contract workers, directors and anyone who conducts business with SciClone. Conduct in violation of this policy is unacceptable in the workplace and in any work-related setting outside the workplace. Any officer, director, employee or contract worker who violates this Code of Conduct will be subject to disciplinary action, up to and including termination of his/her employment or engagement. References to “you” in this Code of Conduct refer to each of our officers, employees, directors and contract workers.

B.	Compliance with Laws and Regulations and Conflicts of Interest

You must comply with all federal, state and local laws of the communities in which we work. You must also perform your duties to SciClone in an honest and ethical manner. You should avoid situations in which your personal, family or financial interests conflict or even appear to conflict with those of SciClone or compromise its interests. You should handle all actual or apparent conflicts of interest between your personal and professional relationships in an honest and ethical manner. Conflicts are not always clear-cut. Examples of actual or potential conflicts of interest can be found in Section 130, Conflicts of Interest and Employment of Relatives, of this handbook.. If you become aware of a conflict or potential conflict of interest, contact your own or any other SciClone manager for further guidance.

C.	Full, Fair, Accurate, Timely and Understandable Disclosure

It is of paramount importance to SciClone that all disclosure in documents filed by SciClone with the Securities and Exchange Commission or in other public communications by SciClone is full, fair, accurate, timely and understandable. All officers, directors, employees and contract workers must take all steps necessary to assist SciClone in fulfilling these responsibilities, consistent with each person’s role in the Company. You should give prompt, accurate answers to all inquiries in connection with SciClone’s preparation of public disclosures and reports.

D.	Fair Dealing

Our goal is to conduct our business with integrity. You should to deal honestly with SciClone’s customers, suppliers, competitors and employees. Under federal and state laws, SciClone is prohibited from engaging in unfair methods of competition, unfair or deceptive acts and practices.

Examples of prohibited conduct include, but are not limited to:

•	bribery or payoffs to induce business or breaches of contracts by others (see also discussion on Bribery and Corruption, below);

•	acquiring a competitor’s trade secrets through bribery or theft;

•	making false, deceptive or disparaging claims or comparisons about competitors or their products or services; or

•	mislabeling products or services.

E.	Bribery and Corruption

SciClone prohibits payments of any kind to any person either to obtain advantage in selling goods or services or to advance our interests with government authorities. This prohibition applies to all SciClone employees and to any such payment made anywhere in the world. This prohibition also covers offers to make such payments, whether the actual payment is accepted or not. In our business, we must be particularly sensitive to bribery and corruption issues because a country’s government may be both the regulator of our products and a major customer.

F.	Reporting Violations of Company Policies and Receipt of Complaints Regarding Reporting or Accounting Issues (“Whistle blowing”)

If you become aware of conduct by an officer, director, employee or contract worker which you believe in good faith is a potential violation of this Code of Conduct, you should notify your own or any other SciClone manager, the Chief Executive Officer or, as set forth in the next paragraph, the Chair of the Audit Committee as soon as possible. You should also report any complaint or concern regarding SciClone’s accounting, internal accounting controls, or auditing matters, or any concerns regarding questionable accounting or auditing matters. Managers are required to refer all reports of possible violations to the Chief Executive Officer or the Chair of the Audit Committee.

Alternatively, if you wish to report such matters anonymously, you may submit a description of the concern or complaint to the attention of the Chair of the Audit Committee, by mail to: 950 Tower Lane., Suite 900, Foster City, California 94404 or by e-mail to: whistleblower@sciclone.com. Persons outside SciClone may also report complaints or concerns regarding SciClone personnel; such matters should be reported promptly on receipt to your own or any other SciClone manager, the Chief Executive Officer , or the Audit Committee Chair. Managers are required to report such matters as noted above.

All reports of complaints or concerns shall be recorded in a log, indicating the description of the matter reported, the date of the report and a brief summary of the disposition. The log shall be maintained by the Chief Financial Officer and shall be reviewed periodically with the Audit Committee. This log shall be retained for five years.

Allegations of violations of the Code should be made only in good faith and not to embarrass or put someone in a false light. If you become aware of a suspected or potential violation do not try to investigate or resolve it on you own. Prompt disclosure under this Code is vital to ensuring a timely and thorough investigation and resolution. You are expected to cooperate in internal or external investigations of alleged violations of the Code.

In response to every report made in good faith and regarding conduct which may be a possible violation of the Code of Conduct, SciClone will undertake a prompt and thorough investigation, and if improper conduct is found SciClone will take appropriate corrective action. SciClone will attempt to keep its discussions with any person reporting a violation confidential to the extent reasonably possible without compromising the effectiveness of the investigation. If you believe your report is not properly explained or resolved, you may take your concern or complaint to the Audit Committee of the Board of Directors or to the Company’s outside counsel or auditors as appropriate.

Employees and contract workers are protected by law from retaliation for reporting alleged activities outside the Code of Conduct or for participating in procedures connected with an investigation, proceeding or hearing conducted by SciClone or a government agency with respect to such complaints. SciClone will take disciplinary action up to and including the immediate termination of any employee or contract worker who retaliates against another employee or contract worker for reporting any of these alleged activities.

Please contact the Chief Executive Officer or the Chief Financial Officer if you have any questions about this policy or require further information on the subject.

The most current version of this Code will be posted on the Company’s website, and this Code’s location on the Company’s website will be listed in the Company’s Annual Report on Form 10-K. Any substantive amendment or waiver of this Code may be made only by the Board of Directors upon a recommendation of the Audit Committee, and will be disclosed, including the reasons for such action, on the Company’s website within four business days following the date of any such amendment or waiver, and in accordance with the Company’s annual report filed on Form 10-K. SciClone will maintain disclosure about such amendment or waiver on the website for at least twelve months and shall retain the disclosure concerning the action for at least 5 years.

The Company will, at least annually, review this Code of Conduct with all officers, employees, directors and contract workers.